Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Annual Report Pursuant to Section 15(d) of
The Securities Exchange Act of 1934 (Fee Required)

[X] For the fiscal year ended September 30, 2002

or

[  ] Transition report Pursuant to Section 15(d) of
The Securities Exchange Act of 1934 (No Fee Required)

Commission File No. 0-3747

A.	Full title of plan and address of the Plan, if different from that of the issuer named below:

THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CATO CORPORATION Human Resources Department 8100 Denmark Road Charlotte, NC 28273

THE CATO CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
FORM 11-K
September 30, 2002

Table of Contents

Page
No.

Part I - Exhibit Index	2
Part II - Financial Information
Independent Auditors’ Report	3
Statements of Net Assets Available for Benefits as of September 30, 2002 and 2001	4
Statements of Changes in Net Assets Available for Benefits for the years ended September 30, 2002, 2001 and 2000	5
Notes to Financial Statements	6-7
Other Information	8
Independent Auditors’ Consent	9

THE CATO CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

EXHIBIT INDEX

Form 11-K as of September 30, 2002 and 2001 and
for the years ended September 30, 2002, 2001, and 2000

Exhibit	Description	Page
No.	of Exhibit	No.

1.	Consent of Deloitte & Touche LLP, Independent Auditors	9

INDEPENDENT AUDITORS’ REPORT

To Employee Benefit Plan Administrative Committee for
The Cato Corporation Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of The Cato Corporation Employee Stock Purchase Plan (the “Plan”) as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 2 of the financial statements, the Plan will terminate September 20, 2003, unless extended by the Board of Directors of The Cato Corporation or terminated sooner by the sale of all shares offered under the Plan. The Board of Directors has not made a determination at this time to extend the termination date of the Plan.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Charlotte, North Carolina
December 5, 2002

THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,

	2002	2001

Assets - Cash	$2,302	$1,702
- Participant Contribution Receivable	—	1,815
- Dividends Receivable	—	11,528
Liabilities - Employee Refunds	(2,302)	(3,517)

Net Assets Available for Benefits	$-0-	$11,528

See accompanying notes to financial statements.

THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended September 30,

	2002	2001	2000

Increases:
Participants’ contributions	$471,517	$432,068	427,054
Dividends declared but not received	—	11,528	—
Dividends reinvested by participants	50,469	40,857	50,030

	521,986	484,453	477,084

Decreases:
Purchases of The Cato Corporation common stock subsequently distributed to plan participants (36,270, 38,143 and 44,500 shares for the years ended September 30, 2002, 2001 and 2000, respectively)	514,387	448,656	442,263
Cash withdrawals	19,127	24,269	34,821

	533,514	472,925	477,084

Net Change	(11,528)	11,528	-0-
Net Assets Available for Benefits at Beginning of Year	11,528	-0-	-0-

Net Assets Available for Benefits at End of Year	$-0-	$11,528	$-0-

See accompanying notes to financial statements.

THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
As of September 30, 2002 and 2001 and for the
years ended September 30, 2002, 2001, and 2000

NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements of The Cato Corporation Employee Stock Purchase Plan (the “Plan”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Board of Directors of The Cato Corporation (the “Company”) adopted the Plan on September 23, 1993 and the Plan was approved by shareholders of the Company at the Annual Meeting of Shareholders on May 19, 1994. The Plan became effective as of November 1, 1993 and will terminate on September 20, 2003, unless extended by the Board of Directors or terminated sooner by the sale of all shares offered under the Plan. The Board of Directors has not made a determination at this time to extend the termination date of the Plan. If the Plan were to terminate, the financial statements of the Plan would be presented on the liquidation basis of accounting. Adoption of liquidation basis of accounting would have no effect on the presentation of the Plan’s financial statements. There were 250,000 shares of The Cato Corporation common stock originally reserved under the Plan. On May 21, 1998, the Plan was amended to increase the maximum number of shares authorized to be issued from 250,000 to 500,000. At September 30, 2002, 82,001 shares remained available.

The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the Company’s common stock of The Cato Corporation. Eligible employees are those who are regularly scheduled to work at least 20 hours each week and more than 5 months each calendar year and are actively employed on the first and last day of the purchase period. There are two purchase periods in each plan year through payroll deductions. The first period includes the six months ended March 31, and the second period includes the six months ended September 30. Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, on the last day of each of the purchase periods in the plan year specified in the Plan, shares of the Company’s common stock at a 15% discount from the lower of the fair market value of the first or last reported sale price of the common stock on the NASDAQ National Market System prior to June 13, 2002 and on the New York Stock Exchange, thereafter. The purchase price at which shares will be sold during each purchase period is 85% of the lower of the fair market value at (1) the

NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS - CONTINUED

beginning date of a purchase period or (2) ending date of a purchase period. In addition to the common stock which may be purchased through payroll deductions, common stock discounted 15% may also be purchased by each plan participant by a one-time election on April 15 of each year in an amount not to exceed $10,000. The purchase price for the one-time election is 85% of the last sale price at the close of the market on April 15 as listed on the NASDAQ National Market System prior to June 13, 2002 and on the New York Stock Exchange, thereafter.

Contributions are limited to 10% of compensation, as defined, for the semiannual purchases made through payroll deductions. The aggregate fair market value of shares of common stock that may be purchased by any participant during any calendar year may not exceed $25,000. Pending investment, funds are held by the Company. In addition to participants’ contributions, all dividends paid on common stock purchased through the Plan are automatically reinvested in additional shares.

A participant may immediately withdraw all or any portion of the full shares held and purchased prior to April 1, 2002 in the participant’s account under the Plan by notifying the Company in writing. Shares purchased on or after April 1, 2002 must be held for one year. If a participant withdraws shares, the participant is suspended from the Plan for one year. A participant may suspend payroll deductions at any time and applicable payroll deductions will be returned to the participant. No suspended payroll deductions are permitted within the last 15 days of each purchase period.

The Plan may be amended, restated, supplemented or terminated by the Company through the Board of Directors at any time by hand delivering or by mailing the appropriate notice at least (30) days prior to the effective date thereof to the transfer agent and to each plan participant at his last address of record.

The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to federal income taxes. Substantial tax benefits are allowed to participants with respect to the treatment of the stock purchased within the Plan, provided certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2002

The Cato Corporation

By:	/s/ Michael O. Moore Michael O. Moore Executive Vice President Chief Financial Officer and Secretary